Exhibit 99.2

Highlights
Based on the information available as at June 18, 2025,1 the preliminary accounting deficit2 for the 2024-2025 fiscal year stands at $4.9 billion (0.8% of GDP). This is an improvement of 3.2 billion compared to the $8.1-billion deficit forecast in Budget 2025-2026.

  Taking into account deposits of dedicated revenues of $2.4 billion in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $7.3 billion (1.2% of GDP).

Recent indicators show the resilience of the Québec economy, which continues to grow despite a context of great uncertainty linked to U.S. trade policies. Economic growth accelerated in 2024, rising 1.3%, while it stood at 0.6% in 2023. Moreover, in the first quarter of 2025, real GDP grew by 0.5% compared with the previous quarter (2.0% annualized rate). This translates into an improvement in revenue of $907 million since the 2025-2026 budget, reaching $156.1 billion, bringing revenue growth to 7.2%.

Furthermore, expenditures are revised downward by $2.3 billion since Budget 2025-2026 as a result of measures taken during the year to ensure more efficient and targeted management of spending in order to comply with the allocated budgets. These therefore amount to $161.0 billion with annual growth of 6.2% compared to the 7.7% forecast in March 2025.

The net debt burden stood at 38.6% of GDP as at March 31, 2025, 0.1 percentage point lower than forecast in Budget 2025-2026.

Moreover, borrowings contracted for 2024-2025 stood at $36.8 billion.3

Note : Preliminary results as at March 31, 2025.

(1) The deposits of dedicated revenues in the Generations Fund are presented under expenditures for illustrative purposes.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Including $2.4 billion deposits of dedicated revenues in the Generations Fund, the budgetary deficit within the meaning of the Balanced Budget Act stands at $7.3 billion.

1. However, the date of June 18, 2025 does not apply to economic data, which was updated on June 26, 2025.
2. This is the operating surplus (deficit) as presented in the public accounts.
3. Long-term borrowings contracted between April 1, 2024 and March 31, 2025.

Section 1 : Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

Real GDP growth accelerated in 2024 (1.3% compared to 0.6% in 2023). Economic growth continued in the first quarter of 2025, with an increase of 0.5% compared with the previous quarter (2.0% compared to the corresponding period in 2024).

In 2024, the consumer price index (CPI) in Québec grew by 2.3%. This is a sharp slowdown in inflation compared to the previous year (4.5% in 2023).

  In May 2025, inflation in terms of annual variation stood at 1.7% in Québec (1.7% in Canada).

With restrictive monetary policy proving successful, the Bank of Canada made seven consecutive cuts to its policy interest rate between June 2024 and March 2025, from 5.00% to 2.75%.

  On June 4, the Bank of Canada kept its policy interest rate unchanged for the second consecutive announcement. It justified this decision to maintain the status quo by pointing to the continued uncertainty surrounding the effects of U.S. trade policy on Canada's economy, as well as to stronger-than-expected inflationary pressures.

In Québec, nominal GDP grew by 5.4% in 2024. For the first quarter of 2025, compared to the corresponding period in 2024, it grew by 6.4%.

In 2025, the labour market slowed down. In fact, on average for the first five months of 2025, the unemployment rate stood at 5.7%, compared to an average of 5.3% for 2024 as a whole.

  Despite this increase, the unemployment rate in Québec in 2025 remains at a historically low level, with only one other Canadian province having a lower unemployment rate (6.8% in Canada). As for the employment rate for people aged 15 to 64 in Québec, it stood on average at 77.4% in 2025, the highest in the country (74.2% in Canada).

For the first quarter of 2025 compared to the same period in 2024, wages and salaries rose by 5.8%. They had risen by 5.9% in 2024.

The value of household spending grew by 5.7% in 2024. For the first quarter of 2025, compared to the corresponding period in 2024, household spending grew by 6.0%.

As for businesses, the net operating surplus of corporations showed a decrease of 0.1% in 2024. For the first quarter of 2025, compared to the corresponding period in 2024, the net operating surplus of corporations showed an increase of 6.6%.

(1) Data from the economic accounts published on June 26, 2025 by the Institut de la statistique du Québec.

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Summary of 2024-2025 preliminary results and adjustments since the Budget 2025-2026

► Preliminary results as at March 31, 2025

The accounting balance shows a preliminary deficit of $4.9 billion in 2024-2025. This is an improvement of $1.1 billion compared to the same period the previous year.

This deficit is due to the following factors:

  revenues of $156.1 billion, up 7.2% compared with the same period the previous year. This increase is mainly due to higher own-source revenue, driven by favourable economic activity, particularly wages and salaries and household consumption, and by the amounts obtained to offset health costs related to smoking under the plan of arrangement between tobacco companies and their creditors. However, the increase in own-source revenue is offset by the decrease in federal transfers from equalization;

  expenditures of $161.0 billion, up 6.2% compared with the same period the previous year. This increase is largely due to portfolio expenditures (6.7%), particularly those related to health and social services, to education, and to transportation and sustainable mobility.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues of $2.4 billion in the Generations Fund, stands at $7.3 billion.

Summary of preliminary results as at March 31, 2025 (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2024-2025
					March 2025 budget		Preliminary results(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue	114 665	125 590	10 925	9.5	124 545	8.6	1 045	125 590	9.5
Federal transfers	30 876	30 498	−378	−1.2	30 636	−0.8	−138	30 498	−1.2
Total revenue	145 541	156 088	10 547	7.2	155 181	6.6	907	156 088	7.2
Portfolio expenditures	−141 553	−151 032	−9 479	6.7	-153 406	8.4	2 374	−151 032	6.7
Debt service	-9 982	-9 969	13	−0.1	-9 853	−1.3	−116	−9 969	−0.1
Total expenditure	−151 535	−161 001	−9 466	6.2	-163 259	7.7	2 258	-161 001	6.2
Contingency reserve	-	-	-	-	-	-	-	-	-
ACCOUNTING SURPLUS (DEFICIT)(2)	−5 994	−4 913	1 081	-	−8 078	-	3 165	−4 913	-
Deposits of dedicated revenues in the Generations Fund	−2 047	−2 397	−350	-	−2 354	-	−43	−2 397	-
BUDGETARY BALANCE(3)	−8 041	−7 310	731	-	−10 432	-	3 122	−7 310	-

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act

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► Adjustments since the Budget 2025-2026

Data presented in Budget 2025-2026 indicate that an $8.1-billion deficit was anticipated for 2024-2025 overall.

The preliminary accounting deficit for 2024-2025 now stands at $4.9 billion, an improvement of $3.2 billion since Budget 2025-2026.

Revenues are adjusted upward by $907 million since Budget 2025-2026. They stand at $156.1 billion with annual growth of 7.2%.

  Own-source revenue is adjusted upward by $1.0 billion due to developments in the economic situation, resulting in particular in higher revenues from personal income tax, corporate taxes and consumption taxes, as well as increased revenues from Hydro-Québec.

  Federal transfers are adjusted downward by $138 million. This decrease is due, in particular, to the pace of completion of infrastructure projects subject to federal funding.4

Expenditures are adjusted downward by $2.3 billion since Budget 2025-2026. They now stand at $161.0 billion with annual growth of 6.2% compared to 7.7% forecast in Budget 2025-2026.

  Portfolio expenditures are revised downward by $2.4 billion given the measures taken during the year to ensure more efficient and targeted management of spending in order to comply with the allocated budgets. These therefore show annual growth of 6.7% compared to the 8.4% forecast in Budget 2025-2026.

  Debt service is adjusted upward by $116 million, mainly due to higher-than-expected long-term interest rates.

Moreover, the budgetary deficit within the meaning of the Balanced Budget Act, that is, after taking into account deposits of dedicated revenues of $2.4 billion in the Generations Fund, stands at $7.3 billion.

► Additional information

The net debt burden stood at 38.6% of GDP as at March 31, 2025, 0.1 percentage point lower than forecast in Budget 2025-2026. This decrease is due to higher-than-expected growth in nominal GDP in 2024. Moreover, despite a lower deficit, net debt is higher than expected by $0.1 billion, mainly due to higher government capital investments and remeasurement losses recorded on government derivative financial instruments, which are measured at fair value.

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4. Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

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Section 2 : Detailed Results and Budgetary Outlook

Revenue

Own-source revenue

► Preliminary results as at March 31, 2025

Own-source revenue for 2024-2025 stood at $125.6 billion, a $10.9 billion increase (9.5%) compared to the same period the previous year.

Tax revenue increased by $7.4 billion (8.2%), to $97.5 billion, due in particular to an increase of:

  $3.8 billion (9.1%) in personal income tax stemming in particular from the 5.9% increase in wages and salaries in 2024 and the effect of harmonization with certain measures proposed in the April 2024 federal budget, notably the increase in the capital gains inclusion rate;5

  $319 million (3.7%) in contributions for health services attributable, in particular, to the 5.9% increase in wages and salaries in 2024;

  $1.9 billion (17.0%) in corporate tax revenues stemming, in particular, from the effect of harmonization with certain measures proposed in the April 2024 federal budget, notably the increase in the capital gains inclusion rate;5

  $46 million (4.0%) in school property tax due to changes in local needs funding, which takes into account the projected growth in the number of students and in the cost of goods and services funded by school property tax;

  $1.3 billion (4.8%) in consumption taxes mainly due to the 5.7% increase in household consumption in 2024.

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5. Despite the postponement of its implementation to January 1, 2026, the harmonization of capital gains taxation with that of the federal system resulted in transactions initially scheduled for 2025 and 2026 being brought forward.

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Other own-source revenue grew by $3.1 billion (15.7%) to $22.4 billion, due to an increase of:

  $157 million (2.6%) in duties, permits and royalties stemming in particular from higher revenues from natural resources due to higher market prices for certain metals and mineral;

  $2.9 billion (21.7%) in miscellaneous revenue attributable, among other things, to higher revenues from the Generations Fund and the amounts obtained to offset health costs related to smoking under the plan of arrangement between tobacco companies and their creditor.

Revenue from government enterprises increased by $448 million (8.5%), to $5.7 billion.

  This change is mainly attributable to an increase in Hydro-Québec's results, due in particular to the growth in electricity sales in Québec as a result of the cold temperatures in the winter of 2025.

  This increase is partially offset by a decrease in the results of Investissement Québec, mainly attributable to a significant decline in certain stock market prices.
Own-source revenue (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2024-2025
					March 2025 budget		Preliminary results(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Income and property taxes
− Personal income tax	41 863	45 689	3 826	9.1	45 459	8.6	230	45 689	9.1
− Contributions for health services	8 533	8 852	319	3.7	8 958	5.0	−106	8 852	3.7
− Corporate taxes	11 402	13 344	1 942	17.0	12 988	13.9	356	13 344	17.0
− School property tax	1 150	1 196	46	4.0	1 180	2.6	16	1 196	4.0
Consumption taxes	27 083	28 377	1 294	4.8	27 969	3.3	408	28 377	4.8
Tax revenue	90 031	97 458	7 427	8.2	96 554	7.2	904	97 458	8.2
Duties, permits and royalties	6 034	6 191	157	2.6	5 920	0.5	271	6 191	2.6
Miscellaneous revenue	13 359	16 252	2 893	21.7	16 665	23.4	−413	16 252	21.7
Other own-source revenue	19 393	22 443	3 050	15.7	22 585	16.5	−142	22 443	15.7
Total own-source revenue excluding revenue from government enterprises	109 424	119 901	10 477	9.6	119 139	8.9	762	119 901	9.6
Revenue from government enterprises	5 241	5 689	448	8.5	5 406	3.1	283	5 689	8.5
TOTAL	114 665	125 590	10 925	9.5	124 545	8.6	1 045	125 590	9.5

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

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► Adjustments since the Budget 2025-2026

Own-source revenue stood at $125.6 billion in 2024-2025, an upward adjustment of $1.0 billion compared to the 2025-2026 budget forecast.

Tax revenue are adjusted upward by $904 million in 2024-2025. This adjustment is mainly due to:

  the $230-million upward adjustment to personal income tax attributable to the 0.3-percentage-point upward adjustment to wage and salary growth in 2024;

  the $106-million downward adjustment to contributions for health services attributable to accounting entries eliminating higher-than-expected contributions paid by the government;

  the $356-million upward adjustment to corporate taxes due to a 9.3-percentage-point upward adjustment to the growth in the net operating surplus of corporations in the first quarter of 2025;

  the $16-million upward adjustment to school property tax due to changes in the cost of goods and services funded by school property tax;

  the $408-million upward adjustment to consumption taxes due in particular to lower-than-expected input tax refunds, reflecting a more moderate pace of production by businesses due to the current economic uncertainty, while cash receipts remained stable.

Other own-source revenue are adjusted downward by $142 million in 2024-2025. This adjustment is mainly due to:

  the $271-million increase in duties, permits and royalties due in particular to the reclassification of toll revenues, which were previously presented in miscellaneous revenue, and to more favourable-than-expected developments in revenues from natural resources, particularly mining and water resources;

  the $413-million decrease in miscellaneous revenue due in particular to the reclassification of toll revenues, which were previously presented in miscellaneous revenue, to duties, permits and royalties, and to lower-than-expected revenues mainly attributable to the sale of goods and services by certain government entities.

Revenue from government enterprises are adjusted upward by $283 million, largely due to increased revenues from Hydro-Québec, mainly related to higher exports and electricity sales in Québec.

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Composition of own-source revenue

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is, personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

  Changes in own-source revenue generally reflect changes in economic activity in Québec and modifications in the tax system.

Own-source revenue also includes other sources of revenue:

  duties, permits and royalties, in particular revenue from the carbon market;

  miscellaneous revenue, such as revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

  Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at March 31, 2025 (billions of dollars and percentage of total own-source revenue)

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Revenue

Federal transfers

 ► Preliminary results as at March 31, 2025

Federal transfers totalled $30.5 billion for 2024-2025. This represents a decrease of $378 million (−1.2%) compared with the same period the previous year. This change is explained, among other things, by a decrease in equalization resulting from changes made by the federal government to this program as part of its March 2023 budget.

  These changes mainly concern the estimate of provincial fiscal capacity for the non-residential property tax base.
Federal transfers (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2024-2025
					March 2025 budget		Preliminary results(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Equalization	14 037	13 316	−721	−5.1	13 316	−5.1	-	13 316	−5.1
Health transfers	8 714	8 432	−282	−3.2	8 425	−3.3	7	8 432	−3.2
Transfers for post-secondary education and other social programs	1 451	1 350	−101	−7.0	1 350	−7.0	-	1 350	−7.0
Other programs	6 674	7 400	726	10.9	7 545	13.1	−145	7 400	10.9
TOTAL	30 876	30 498	−378	−1.2	30 636	−0.8	−138	30 498	−1.2

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

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> Adjustments since the Budget 2025-2026

Revenue from federal transfers stood at $30.5 billion in 2024-2025, a downward adjustment of $138 million compared to the 2025-2026 budget forecast. This adjustment is mainly due to the pace of completion of federally funded infrastructure projects.6

Composition of federal transfers

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

  the equalization program;

  the Canada Health Transfer (CHT);

  the Canada Social Transfer (CST);

  other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at March 31, 2025 (billions of dollars and percentage of total revenue from federal transfers)

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6. Adjustments to federal transfer revenues stemming from the pace of realization of federally funded infrastructure projects have no impact on the budgetary balance, as a consideration is recorded in expenditures.

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Expenditure

Portfolio expenditures and debt service

► Preliminary results as at March 31, 2025

Expenditures totalled $161.0 billion for 2024-2025. This represents an increase of $9.5 billion (6.2%) compared to the same period the previous year.

Portfolio expenditures increased by $9.5 billion (6.7%) to $151.0 billion. In addition to resulting from expected changes in the costs of delivering public services, the growth observed as at March 31, 2025, is attributable to the following factors:

  expenditure in the Santé et Services sociaux portfolio increased by $3.2 billion (5.2%) to $64.2 billion. This increase is due in particular to changes in compensation and expenditures related to drugs;

  expenditure in the Éducation portfolio increased by $3.3 billion (16.4%) to $23.4 billion. This increase is mainly due to changes in the expenses of school service centres and school boards related to the increase in clientele and additional staff to meet classroom support needs. This growth is combined with unrealized remuneration expenditures due to the strike by school staff in 2023-2024. Excluding savings related to the strike, growth would have been 12.8%;

  expenditure in the Enseignement supérieur portfolio increased by $907 million (8.7%) to $11.4 billion. This increase is due in particular to funding for new infrastructure at private universities and changes in the remuneration of higher education employees related to salary indexation and an increase in teaching staff to meet the growing number of students;

  expenditure in the Famille portfolio increased by $98 million (1.1%) to $9.0 billion mainly due to the increase in the Family Allowance;

  expenditure in the Transports et Mobilité durable portfolio increased by $984 million (14.7%) to $7.7 billion due in particular to subsidies related to work carried out by public transit organizations in previous years;
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  expenditure in the Emploi et Solidarité sociale portfolio decreased by $21 million (−0.4%) to $5.7 billion. This decrease is due in particular to lower allocations for the workforce training measure as a result of a decline in the number of participants;

  expenditure in the Affaires municipales et Habitation portfolio decreased by $1 million (−0.0%) to $4.9 billion. This variation is due, among other things, to the program to share growth of 1 point of the Québec sales tax with municipalities;

  expenditure in the Économie, Innovation et Énergie portfolio increased by $879 million (23.0%) to $4.7 billion. This increase stems mainly from the change related to permanent declines in value and the revision of provisions for losses in the Economic Development Fund representing $817 million;

  expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs decreased by $250 million (−10.3%) to $2.2 billion. This variation is due in particular to lower estimated costs related to environmental liabilities;

  expenditure in other portfolios increased by $394 million (2.3%) to $17.9 billion.

Debt service expenditure decreased by $13 million (−0.1%) to $10.0 billion. This decrease is mainly due to the non-recurrence of losses on the disposal of assets recorded in 2023-2024 in connection with the investment activities of the Sinking Fund for Government Borrowing.

Expenditure (unaudited data, millions of dollars, year-over-year change)
	April to March				Fiscal 2024-2025
					March 2025 budget		Preliminary results(1)
	2023- 2024	2024- 2025	Change (M$)	Change (%)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Santé et Services sociaux	61 000	64 195	3 195	5.2	63 596	4.3	599	64 195	5.2
Éducation	20 058	23 352	3 294	16.4	23 016	14.7	336	23 352	16.4
Enseignement supérieur	10 476	11 383	907	8.7	11 081	5.8	302	11 383	8.7
Famille	8 917	9 015	98	1.1	8 684	−2.6	331	9 015	1.1
Transports et Mobilité durable	6 700	7 684	984	14.7	7 571	13.0	113	7 684	14.7
Emploi et Solidarité sociale	5 728	5 707	−21	−0.4	5 796	1.2	−89	5 707	−0.4
Affaires municipales et Habitation	4 914	4 913	−1	−0.0	5 146	4.7	−233	4 913	−0.0
Économie, Innovation et Énergie	3 830	4 709	879	23.0	4 858	26.8	−149	4 709	23.0
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 431	2 181	−250	−10.3	2 435	0.2	−254	2 181	−10.3
Other portfolios	17 499	17 893	394	2.3	21 223	21.3	−3 330	17 893	2.3
Portfolio expenditures	141 553	151 032	9 479	6.7	153 406	8.4	−2 374	151 032	6.7
Debt service	9 982	9 969	−13	−0.1	9 853	−1.3	116	9 969	−0.1
TOTAL	151 535	161 001	9 466	6.2	163 259	7.7	−2 258	161 001	6.2

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

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► Adjustments since the Budget 2025-2026

Expenditures stood at $161.0 billion in 2024-2025 (annual growth of 6.2%), a downward adjustment of $2.3 billion compared to the 2025-2026 budget forecast.

Portfolio expenditures are adjusted downward by $2.4 billion, given the measures taken during the year to ensure more efficient and targeted management of spending across all portfolios in order to comply with the allocated budgets. These therefore show annual growth of 6.7% compared to the 8.4% forecast in Budget 2025-2026.

  Expenditure in the Santé et Services sociaux portfolio are adjusted upward by $599 million. This adjustment is due in particular to higher-than-expected expenses by healthcare institutions and the Régie de l'assurance maladie du Québec.

  Expenditure in the Éducation portfolio are adjusted upward by $336 million. This adjustment is due in particular to higher-than-expected expenses by school service centres.

  Expenditure in the Enseignement supérieur portfolio are adjusted upward by $302 million. This adjustment stems in particular from higher-than-expected expenses in higher education institutions and for student financial assistance.

  Expenditure in the Famille portfolio are adjusted upward by $331 million. This adjustment is mainly due to subsidy expenditures related to the renewal of collective agreements for educational childcare workers.

  Expenditure in the Transports et Mobilité durable portfolio are adjusted upward by $113 million. This adjustment is due in particular to the re-evaluation of the cost of subsidized infrastructure projects.

  Expenditure in the Emploi et Solidarité sociale portfolio are adjusted downward by $89 million. This adjustment is attributable in particular to lower spending on last-resort financial assistance programs.

  Expenditure in the Affaires municipales et Habitation portfolio are adjusted downward by $233 million. This adjustement stems, among other things, from the slower-than-anticipated pace of completion of the subsidized infrastructure projects.

  Expenditure in the Économie, Innovation et Énergie portfolio are adjusted downward by $149 million. This adjustment is mainly attributable to lower tax credit costs, particularly for multimedia titles and salaries and wages for research and development.

  Expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio are adjusted downward by $254 million. This adjustement is mainly attributable to lower expenses from the Electrification and Climate Change Fund.

  Expenditure in other portfolios are adjusted downward by $3.3 billion mainly due to the effect of expenditures that were centrally provisioned in the Contingency Fund in the budget. The Contingency Fund is intended, in particular, to cover unforeseen expenditures that may arise in any government program. The majority of these provisions were allocated to other portfolios during the year, based on their needs, including those arising from collective agreement settlements.

Debt service is adjusted upward by $116 million mainly due to higher-than-expected long-term interest rates.

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Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

▪ Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

▪ program expenditures;

▪ expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

▪ tax-funded expenditures, which consist of refundable tax credits and the expenditure for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2024-2025, there are 25 ministerial portfolios. The three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for a little more than 64% of annual portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

Expenditure as at March 31, 2025 (billions of dollars and percentage of total expenditure)

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Section 3 : Additional Information

Debt

As at March 31, 2025, net debt stands at $235.9 billion, which is $0.1 billion higher than forecast in the Budget 2025-2026. The lower deficit was offset by two main factors. First, government capital investments were higher. Second, remeasurement losses were recorded on government derivative financial instruments, which are measured at fair value. These losses result in temporary changes in net debt.

The net debt burden stands at 38.6% of GDP as at March 31, 2025, 0.1 percentage point lower than forecast in Budget 2025-2026. This decrease is due to higher-than-expected growth in nominal GDP in 2024.

Net debt as at March 31, 2025 (millions of dollars, unless otherwise indicated)
	March 2025 budget	Adjustments	Preliminary results(1)
NET DEBT, BEGINNING OF YEAR	220 016	-	220 016
% OF GDP	38.0	-	38.0
Budgetary deficit (surplus)	8 078	−3 165	4 913
Capital investments	8 028	1 860	9 888
Accounting adjustment	−296	1 380	1 084
Total change	15 810	75	15 885
NET DEBT, END OF YEAR	235 826	75	235 901
% OF GDP	38.7	−0.1	38.6

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

As at March 31, 2025, Québec's net debt burden stood at 38.6% of GDP, compared to the provincial average of 29.2%.7 Excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador, this average rises to 32.9%.

Net debt of governments in Canada as at March 31, 2025 (percentage of GDP)

(1)   GDP weighted average.
(2)   GDP weighted average excluding the least indebted province, Alberta, and the most indebted province, Newfoundland and Labrador.
Sources: Government budget documents.

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7. Provincial average as at March 31, 2024 was 28.8%.

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Net financial surpluses or requirements

For the period of April 2024 to March 2025, net financial requirements amount to $20.2 billion and are attributable to:

  the $4.9-billion deficit resulting from the difference between government revenue and expenditure;

  the $1.9-billion financial requirements for investments, loans and advances, stemming in particular from an increase in the consolidation value of government enterprises8 as well as the government's overall cash management strategy;

  the $9.9-billion financial requirements related to government capital investments, mainly due to investments of $15.5 billion, notably for the refurbishment and construction of schools and health care facilities. These investments are partially offset by amortization expenses of $5.6 billion;8 the $2.9-billion financial requirement related to the liability for retirement plans and other employee future benefits, resulting from the payment of government employee benefits of $8.0 billion, offset by the net cost of the plans of $5.0 billion;8 the $2.2-billion financial surpluses of from other accounts9, which result in particular from the deferral to 2025-2026 of disbursements related to expenditures recorded in 2024-2025 by the Land Transportation Network Fund in connection with various assistance programs and construction projects;

  the $2.8-billion financial requirement generated by deposits in the Generations Fund.
Net financial surpluses or requirements (unaudited data, millions of dollars)
April to March
	2023-2024	2024-2025
ACCOUNTING SURPLUS (DEFICIT)	−5 994	−4 913
Non-budgetary transactions
Investments, loans and advances	−2 776	−1 878
Capital investments	−8 238	−9 888
Retirement plans and other employee future benefits	−3 593	−2 939
Other accounts(1)	5 377	2 210
Deposits in the Generations Fund	−2 047	−2 797
Total non-budgetary transactions	−11 277	−15 292
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−17 271	−20 205

(1) The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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8. These items, which are included in the government's budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

9. The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months' remittances can be collected in a given month.

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Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on the accrual basis of accounting.

  Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

  This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

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Financing program and borrowings

The financing program corresponds to long-term borrowings made during the fiscal year. It is used, among other things, to repay maturing borrowings and to fund net financial requirements, which include the budgetary deficit as well as the government's capital investments.
Borrowings contracted in 2024-2025 amounted to $36.8 billion.10 The financing program has been completed for the year and $9.3 billion in pre-financing has been realized.

  Conventional bonds in Canadian dollars are the main borrowing instrument used.

  Borrowings on foreign markets account for 34% of borrowings contracted in 2024-2025.
Summary of long-term borrowings contracted in 2024-2025
Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	23 568	64.0
Savings products issued by Épargne Placements Québec	625	1.7
Immigrant investors(1)	3	-
Green bonds	-	-
Subtotal	24 196	65.7
OTHER CURRENCIES
U.S. dollar	7 761	21.1
Euro	1 866	5.1
Pound sterling	1 323	3.6
Australian dollar	1 212	3.3
Swiss franc	434	1.2
Subtotal	12 596	34.3
TOTAL	36 792	100.0

Note: Long-term borrowings issued between April 1, 2024 and March 31, 2025.

(1) These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

Summary of long-term borrowing repayments in 2024-2025
Currencies	$million
CANADIAN DOLLAR
Conventional bonds	7 500
Other	552
Subtotal	8 052
OTHER CURRENCIES
U.S. dollar	6 448
Euro	2 459
Others	1 776
Subtotal	10 683
TOTAL	18 735

Note: Long-term borrowing repayments from April 1, 2024 to March 31, 2025.
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10. Long-term borrowings contracted between April 1, 2024 and March 31, 2025.

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Appendix

Appendix 1: Preliminary results for 2024-2025

Preliminary results for 2024-2025 - Budgetary balance (level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2024-2025
	March 2024 budget		March 2025 budget			Preliminary results(1)			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Revenue
Own-source revenue	120 904	4.7	3 641	124 545	8.6	1 045	125 590	9.5	4 686
Federal transfers	29 397	−6.0	1 239	30 636	−0.8	-138	30 498	−1.2	1 101
Subtotal - Revenue	150 301	2.4	4 880	155 181	6.6	907	156 088	7.2	5 787
Expenditure
Portfolio expenditures	−147 815	4.6	−5 591	−153 406	8.4	2 374	−151 032	6.7	−3 217
Debt service	−9 762	1.2	−91	−9 853	−1.3	-116	-9 969	−0.1	-207
Subtotal - Expenditure	−157 577	4.4	−5 682	−163 259	7.7	2 258	−161 001	6.2	−3 424
Contingency reserve	−1 500	-	1 500	-	-	-	-	-	1 500
ACCOUNTING SURPLUS (DEFICIT)(2)	−8 776	-	698	−8 078	-	3 165	−4 913	-	3 863
Deposits of dedicated revenues in the Generations Funds	−2 222	-	−132	−2 354	-	-43	−2 397	-	−175
BUDGETARY BALANCE(3)	−10 998	-	566	−10 432	-	3 122	−7 310	-	3 688

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

(2) This is the operating surplus (deficit) as presented in the public accounts.

(3) Budgetary balance within the meaning of the Balanced Budget Act.

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Appendix 1: Preliminary results for 2024-2025 (cont.)

Preliminary results for 2024-2025 - Revenue (level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2024-2025
	March 2024 budget		March 2025 budget			Preliminary results(1)			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Own-source revenue
Income and property taxes
- Personal income tax	44 952	6.0	507	45 459	8.6	230	45 689	9.1	737
- Contributions for health services	8 670	4.5	288	8 958	5.0	-106	8 852	3.7	182
- Corporate taxes	12 116	6.3	872	12 988	13.9	356	13 344	17.0	1 228
- School property tax	1 310	15.2	−130	1 180	2.6	16	1 196	4.0	−114
Consumption taxes	27 991	3.2	−22	27 969	3.3	408	28 377	4.8	386
Subtotal - Tax revenue	95 039	5.2	1 515	96 554	7.2	904	97 458	8.2	2 419
Duties, permits and royalties	5 940	1.9	−20	5 920	0.5	271	6 191	2.6	251
Miscellaneous revenue	14 507	2.8	2 158	16 665	23.4	−413	16 252	21.7	1 745
Subtotal - Other own-source revenue	20 447	2.5	2 138	22 585	16.5	−142	22 443	15.7	1 996
Total own-source revenue excluding revenue from government enterprises	115 486	4.7	3 653	119 139	8.9	762	119 901	9.6	4 415
Revenue from government enterprises	5 418	4.3	−12	5 406	3.1	283	5 689	8.5	271
Total own-source revenue	120 904	4.7	3 641	124 545	8.6	1 045	125 590	9.5	4 686
Federal transfers
Equalization	13 316	−5.1	-	13 316	−5.1	-	13 316	−5.1	-
Health transfers	8 554	−2.6	−129	8 425	−3.3	7	8 432	−3.2	−122
Transfers for post-secondary education and other social programs	1 351	−6.9	−1	1 350	−7.0	-	1 350	−7.0	−1
Other programs	6 176	−12.1	1 369	7 545	13.1	−145	7 400	10.9	1 224
Subtotal - Federal transfers	29 397	−6.0	1 239	30 636	−0.8	−138	30 498	−1.2	1 101
TOTAL REVENUE	150 301	2.4	4 880	155 181	6.6	907	156 088	7.2	5 787

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

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Appendix 1: Preliminary results for 2024-2025 (cont.)

Preliminary results for 2024-2025 - Expenditure (level and adjustment in millions of dollars, year-over-year percentage change)
	Fiscal 2024-2025
	March 2024 budget		March 2025 budget			Preliminary results(1)			Adjustment since the March 2024 budget (M$)
	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)	Adjustment (M$)	Level (M$)	Change (%)
Portfolio expenditures
Santé et Services sociaux	61 909	4.2	1 687	63 596	4.3	599	64 195	5.2	2 286
Éducation	22 364	9.3	652	23 016	14.7	336	23 352	16.4	988
Enseignement supérieur	11 060	3.5	21	11 081	5.8	302	11 383	8.7	323
Famille	8 498	−2.6	186	8 684	−2.6	331	9 015	1.1	517
Transports et Mobilité durable	6 603	7.5	968	7 571	13.0	113	7 684	14.7	1 081
Emploi et Solidarité sociale	5 615	−2.2	181	5 796	1.2	−89	5 707	−0.4	92
Affaires municipales et Habitation	5 064	−4.9	82	5 146	4.7	−233	4 913	−0.0	−151
Économie, Innovation et Énergie	3 983	−4.4	875	4 858	26.8	−149	4 709	23.0	726
Environnement, Lutte contre les changements climatiques, Faune et Parcs	2 092	−5.7	343	2 435	0.2	−254	2 181	−10.3	89
Autres portefeuilles	20 627	11.7	596	21 223	21.3	−3 330	17 893	2.3	−2 734
Subtotal - Portfolio expenditures	147 815	4.6	5 591	153 406	8.4	−2 374	151 032	6.7	3 217
Debt service	9 762	1.2	91	9 853	−1.3	116	9 969	−0.1	207
TOTAL EXPENDITURE	157 577	4.4	5 682	163 259	7.7	−2 258	161 001	6.2	3 424

(1) Preliminary results according to the information available as at June 18, 2025 with regard to the fiscal year ending March 31, 2025. The results will be adjusted to consider additional information obtained until the closing of the consolidated financial statements. The final results will be presented in the fall in the 2024-2025 Public Accounts.

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Appendix 2: Change in certain economic variables

Recent economic indicators in Québec (percentage change compared to the previous period, unless otherwise indicated)
	Feb. 2025	March 2025	April 2025	May 2025	2024						2025
					Quarters				Annual		Quarter	Annual
					Q1	Q2	Q3	Q4	Fcst(1)	Obs.	Q1	Fcst(1)	Obs.(2)
Real GDP by industry	−0.3	0.0	-	-	0.7	0.6	0.5	0.3	1.4	1.3	0.5	1.1	2.0
Job creation (thousands)	−3.4	−4.9	18.3	−17.0	−0.2	4.3	9.3	47.3	43.2	43.2	27.2	39.1	86.8
Unemployment rate (per cent)	5.3	5.7	6.0	5.8	4.8	5.3	5.6	5.8	5.3	5.3	5.5	5.8	5.7
Retail sales (nominal terms)	−1.2	1.6	0.4	-	−0.8	0.5	1.7	2.5	1.5	2.1	−0.7	3.1	3.9
Consumer price index(3)	2.0	1.9	2.2	1.7	3.4	2.7	1.7	1.6	2.3	2.3	1.9	2.1	1.9
Housing starts (thousands)	50.7	59.3	62.1	70.8	49.0	51.4	39.0	55.8	48.7	48.7	57.7	50.5	61.2
Real GDP	-	-	-	-	0.8	0.6	0.5	0.3	1.4	1.3	0.5	1.1	2.0
GDP (nominal terms)	-	-	-	-	0.9	1.5	2.2	1.3	5.3	5.4	1.3	3.4	6.4
Household consumption (nominal terms)	-	-	-	-	2.0	1.3	2.1	2.2	4.8	5.7	0.3	4.6	6.0
Wages and salaries (nominal terms)	1.9	−2.4	-	-	2.2	0.7	3.5	0.6	5.6	5.9	1.0	3.7	5.8
Net operating surplus of corporations (nominal terms)	-	-	-	-	−5.4	3.6	−2.5	2.4	0.4	−0.1	3.0	−1.1	6.6

(1) These forecasts correspond to those published in the Budget 2025-2026.

(2) This represents the average of the periods available in 2025 compared to the same period in 2024.

(3) Change compared to the previous year.

Sources : Institut de la statistique du Québec, Statistics Canada and Canada Mortgage and Housing Corporation.

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Notes

► Note to the reader

The Report on Québec's Financial Situation provides an overview of the Québec government's financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government's annual financial statements.

► Consolidated financial information

Consolidated results include the results of all entities that are part of the government's reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government's financial organization and the funding of public services can be found on pages 14 to 19 of the document titled "Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État" (in French only).

► Publication date of next quarterly report

The Report on Québec's Financial Situation − First Quarter of 2025-2026 will be published in September 2025.

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